EXEMPTION NUMBER: **82 4639**

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200 fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**	**Phone:**	**+1 202 942 2990**
Firm:	**United States Securities and Exchange Commission**	**Fax:**	**+1 202 942 96 24**
Contact name:	**Wojciech Marciniak**	**Phone:**	**++48 76 84 78 280**
	Director, Investor Relations,	**Fax:**	**++48 76 84 78 205**

Announcement also provided to required statutory authorities

[redacted]

02055291

ıding this one): **7**

Date: **7 October 2002**

Information:

SUPPL

In accordance with § 57, section 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, item 1569 and from 2002 No 31, item 280, the Board of Management of KGHM Polska Miedź S.A. hereby provides the Consolidated Report for the first half of 2002.

Herein, are presented only the consolidated balance sheet, consolidated profit and loss account, description of changes in consolidated shareholders' funds and consolidated statement of cash flows. United States Securities and Exchange Commission will receive the complete hard copy of the Consolidated Report for the first half of 2002 by express mail shortly.

Sincerely

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

WICEPREZES ZARZĄDU
Witold Bugajski

EXEMPTION NUMBER: 82 4639

(in '000PLN)

CONSOLIDATED BALANCE SHEET

	Note	H1/2002	2001	H1/2001
ASSETS				
I. Fixed Assets		5 951 458	5 920 420	5 914 709
1. Intangible fixed assets, of which:	1	578 031	606 595	818 452
- goodwill		2 152	2 285	2 829
2. Goodwill of subordinated entities	2			112 609
3. Tangible fixed assets	3	4 542 626	4 522 046	4 148 269
4. Long term debtors	4, 9	3 886	3 898	4 371
4.1. From related entities				
4.2. From other entities		3 886	3 898	4 371
5. Long term investments	5	623 477	619 800	615 068
5.1. Real estate		5 068		
5.2. Intangible fixed assets				
5.3. Long term financial assets		618 409	619 800	615 068
a) in related entities, of which:		38 890	43 152	42 954
-shares in subordinated entities valued by the equity method		38 883	43 145	42 948
- shares in subsidiaries and co-subsidiaries not subject to consolidation				
b) in other entities		579 519	576 648	572 114
5.4. Other long term investments				
6. Long term prepayments	6	203 438	168 081	215 940
6.1. Deferred tax asset		192 593	158 264	199 485
6.2. Other prepayments		10 845	9 817	16 455
II. Current assets		2 091 585	1 943 204	2 087 547
1. Inventory	7	1 080 821	998 836	1 021 742
2. Short term debtors	8, 9	597 735	579 687	509 391
2.1. From related entities		5 628	1 224	2 715
2.2. From other entities		592 107	578 463	506 676
3. Short term investments	10	321 487	322 698	477 230
3.1 Short term financial assets		321 487	322 698	477 230
a) in related entities			389	8 259
b) in other entities		87 235	185 726	229 230
c) cash and cash equivalents		234 252	136 583	239 741
3.2. Other short term investments				
4. Short term prepayments	11	91 542	41 983	79 184
Total assets		8 043 043	7 863 624	8 002 256

	Note	H1/2002	2001	H1/2001
SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholders' Funds		3 186 613	3 220 997	3 981 911
1. Share capital	13	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Own shares	14			
4. Reserve capital	15	1 227 680	1 423 463	1 407 966
5. Revaluation reserve capital	16	759 869	744 149	758 536
6. Other reserve capital	17	648	510	510
7. Exchange rate differences arising from subordinated entities		20 120	17 755	16 950
a. positive exchange rate differences		20 120	17 755	16 950
b. negative exchange rate differences				
8. Retained profit (uncovered loss) from prior years		(757 892)	(222 210)	(208 968)
9. Net profit (loss)		(63 812)	(742 670)	6 917
10. Write-off of net profit in the financial year (negative value)	18			
II. Minority interest	19	18 312	15 447	17 764
III. Negative goodwill of subordinated entities	20	712	1 216	1 950

EXEMPTION NUMBER: 82 4639

(in '000PLN)

IV. Liabilities and provisions for liabilities		4 837 406	4 625 964	4 000 631
1. Provisions for liabilities	21	1 222 533	1 161 661	927 931
1.1. Provision for deferred income tax		118 496	104 265	77 138
1.2. Provision for retirement and related benefits		692 172	696 434	530 611
a) long term		641 216	641 230	480 803
b) short term		50 956	55 204	49 808
1.3. Other provisions		411 865	360 962	320 184
a) long term		288 816	261 762	240 536
b) short term		123 049	99 200	79 648
2. Long term liabilities	22	272 223	253 878	280 346
2.1. Toward related entities				
2.2. Toward other entities		272 223	253 878	280 346
3. Short term liabilities	23	3 136 212	3 136 787	2 442 600
3.1. Toward related entities		30 391	22 226	16 035
3.2. Toward other entities		3 031 527	3 058 549	2 356 961
3.3. Special funds		74 294	56 012	69 604
4. Accruals and deferred income	24	206 438	73 638	349 752
4.1. Negative goodwill				
4.2. Other accruals and deferred income		206 438	73 638	349 752
a) long term		2 508	2 692	4 595
b) short term		203 930	70 946	345 157
Total shareholders' funds and liabilities		8 043 043	7 863 624	8 002 256

Net assets		3 186 613	3 220 997	3 981 913
Shares outstanding		200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	25	15.93	16.10	19.91
Diluted shares outstanding				
Diluted net assets per share (in PLN)	25			

OFF-BALANCE SHEET ITEMS	Note	H1/2002	2001	H1/2001
1. Contingent debtors	26	68 605	74 831	75 388
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)		68 605	74 831	75 388
- received guarantees		336	4 530	1 873
- contested State budget issues		49 221	52 520	52 792
- bills of exchange debtors		18 690	14 566	17 266
- other		358	3 215	3 457
2. Contingent liabilities	26	19 496	21 558	1 099 850
2.1. Toward related entities (due to)		17 231	19 666	1 099 424
- granted guarantees		17 231	19 666	1 099 424
2.2. Toward other entities (due to)		2 265	1 892	426
- granted guarantees		2 265	1 892	426
3. Other (due to)		307 234	301 783	347 553
- bills of exchange		34 708	39 286	30 842
- contingent penalties		121	316	
- perpetual usufruct of land		198 478	197 054	194 503
- liabilities connected with the investment in CONGO				69 615
- liabilities due to rationalisation and R&D work, and other unrealised agreements		14 287	22 976	34 920
- contested State budget liabilities		48 685		
- other unresolved and disputed issues		10 955	42 151	17 675
Total Off-Balance Sheet Items		395 335	398 172	1 522 791

EXEMPTION NUMBER: 82 4639

(in '000PLN)

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	H1/2002	H1/2001
I. Net revenue from the sale of products, goods and materials, of which:		2 493 261	2 578 333
- from related entities		7 676	6 125
1. Net revenue from the sale of products	27	2 417 664	2 452 200
2. Net revenue from the sale of goods and materials	28	75 597	126 133
II. Cost of sale of products, goods and materials, of which:		(2 032 945)	(2 098 409)
- from related entities		(7 299)	(4 673)
1. Cost of manufactured products sold	29	(1 973 993)	(1 989 017)
2. Cost of goods and materials sold		(58 952)	(109 392)
III. Gross profit (I-II)		460 316	479 924
IV. Selling costs	29	(45 578)	(51 926)
V. General administrative costs	29	(288 507)	(319 337)
VI. Profit from sales (III-IV-V)		126 231	108 661
VII. Other operating income		85 764	16 410
1. Profit from disposal of non-financial assets		374	1 650
2. Subsidies		216	164
3. Other operating income	30	85 174	14 596
VIII. Other operating costs		(104 707)	(46 193)
1. Loss from disposal of non-financial assets			
2. Revaluation of non-financial assets		(19 470)	(3 846)
3. Other operating costs	31	(85 237)	(42 347)
IX. Operating profit (loss) (VI+VII-VIII)		107 288	78 878
X. Financial income	32	101 380	236 331
1. Dividends and share in profit, of which:			553
-from related entities			553
2. Interest, of which:		31 804	16 622
- from related entities		271	1 309
3. Profit from the disposal of investments		3 195	
4. Revaluation of investments		83 532	111 436
5. Other		(17 151)	107 720
XI. Financial costs	33	(228 287)	(252 916)
1. Interest, of which:		(85 063)	(63 589)
- for related entities		(231)	(169)
2. Loss from the disposal of investments			(27 092)
3. Revaluation of investments		(51 625)	(136 439)
4. Other		(91 599)	(25 796)
XII. Profit (loss) on the sale of all or some shares in subordinated entities	34	(1 016)	123
XIII. Profit (loss) before extraordinary items and taxation (IX+X-XI+/-XII)		(20 635)	62 414
XIV. Result on extraordinary items (XIV.1.-XIV.2.)		1 292	(1 408)
1. Extraordinary gains	35	3 342	902
2. Extraordinary losses	36	(2 050)	(2 310)
XV. Write-off of goodwill of subordinated entities		0	(12 730)
XVI. Write-off of negative goodwill of subordinated entities		486	724
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)		(18 857)	49 000
XVIII. Taxation	37	(45 732)	(44 809)
a) current taxation		(80 861)	(90 380)
b) deferred taxation		35 129	45 571
XIX. Other obligatory deductions from profit (loss increase)	38		
XX. Share in net profit (loss) of subordinated entities valued by the equity method		1 484	2 197
XXI. Minorities (profit) loss		(707)	529
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX +/-XXI)	39	(63 812)	6 917

Net profit (loss) (annualised)		(813 399)	232 316
Weighted average number of ordinary shares		200 000 000	200 000 000
Net profit (loss) per share (in PLN)	40	(4.07)	1.16
Weighted average diluted number of ordinary shares			
Diluted profit (loss) per ordinary share (in PLN)	40		

EXEMPTION NUMBER: 82 4639

(in '000PLN)

DESCRIPTION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' FUNDS

	H1/2002	2001	H1/2001
I. Shareholders' funds - beginning of the period	3 124 853	4 090 896	4 090 896
a) changes of accounting policies	96 144	59 306	59 306
b) corrections due to error			
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	3 220 997	4 150 202	4 150 202
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital			
a) increase, due to:			
- issuance of shares			
b) decrease, due to:			
- redemption of shares			
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period			
2.1. Changes in called up capital not paid			
a) increase (due to)			
b) decrease (due to)			
2.2. Called up capital not paid - end of the period			
3.Own shares - beginning of the period			
3.1. Changes in own shares			
a) increase, due to:			
b) decrease, due to:			
3.2. Own shares - end of the period			
4. Reserve capital - beginning of the period	1 425 055	1 035 480	1 035 480
4.1. Changes in reserve capital	(197 375)	387 983	372 486
a) increase, due to:	154 010	484 610	470 115
- issuance of shares over nominal value			
- from profit distribution (statutory)	109	1 046	1 046
- from profit distribution (over statutorily-required minimum value)	8 851	431 947	431 947
- transfer from revaluation reserve capital	2 388	10 124	2 954
- consolidation adjustments	122 061	22 985	21 941
- share in change of capital entities valued by equity method	2 603	1 883	1 883
- other	17 998	16 625	10 344
b) decrease, due to:	(351 385)	(96 627)	(97 629)
- coverage of losses	(206 442)	(6 674)	(6 674)
- share in results of entities valued by equity method	(1 112)	(63 410)	(63 410)
- consolidation adjustments	(17 006)	(19 557)	(19 557)
- write-off of goodwill from prior years	(125 348)	(2 681)	(2 681)
- other	(1 477)	(4 305)	(5 307)
4.2. Reserve capital - end of the period	1 227 680	1 423 463	1 407 966
5. Revaluation reserve capital - beginning of the period	736 046	730 007	730 007
5.1. Changes in revaluation reserve capital	23 823	14 142	28 529
a) increase, due to:	99 123	31 581	40 893
- settlement of derivative instruments	31 053	23 126	34 676
- acquisition granting significant influence		345	345
- revaluation of hedging transactions, in the effective part	62 259		
- other increases	5 811	8 110	5 872
b) decrease, due to:	(75 300)	(17 439)	(12 364)
- disposal of fixed assets	(2 940)	(11 716)	(3 061)
- revaluation of hedging transactions, in the effective part	(59 550)	(3 785)	(7 365)
- sale of shares of entities purchased prior to 1.01.1995		(1 938)	(1 938)
- creation of provisions for temporary timing differences in taxation	(12 808)		
- other decreases	(2)		
5.2. Revaluation reserve capital - end of the period	759 869	744 149	758 536

EXEMPTION NUMBER: 82 4639

(in '000PLN)

6. Other reserve capital - beginning of the period	510	414	414
6.1. Changes in other reserve capital	138	96	96
a) increase, due to:	138	96	96
- capital creation from net profit (decision GSM)	138	96	96
b) decrease, due to:			
6.2. Other reserve capital - end of the period	648	510	510
7. Exchange rate differences arising from subordinated entities	20 120	17 755	16 950
8. Retained profit (uncovered loss) from prior years - beginning of the period	(1 054 513)	303 612	303 612
8.1. Retained profit from prior years - beginning of the period	57 425	713 594	713 594
a) changes to accounting methodology (policies)	96 654	59 306	59 306
b) corrections due to error			
8.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	154 079	772 900	772 900
a) increase, due to:	1 528	1 325	
-distribution of profit from prior years			
- consolidation adjustments	1 528	1 325	
b) decrease, due to:	(76 230)	(701 543)	(693 656)
- coverage of loss from prior years	(14 837)	(24 587)	(24 587)
- increase of reserve capital	(8 960)	(432 993)	(432 993)
- increase of other reserve capital	(138)	(95)	(95)
- dividend payment		(200 000)	(200 000)
- payment of bonuses and premiums for employees		(60)	(60)
- consolidation adjustments (including due to permanent dimunition in value of shares)	(46 487)	(30 046)	(30 046)
- other decreases	(5 808)	(13 762)	(5 875)
8.3. Retained profit from prior years - end of the period	79 377	72 682	79 244
8.4. Uncovered loss from prior years - beginning of the period	1 111 938	409 982	409 982
a) changes to accounting methodology (policies)	510		
b) corrections due to error			
8.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data	1 112 448	409 982	409 982
a) increase, due to:		7 608	
- transfer of losses from prior years to be covered			
- consolidation adjustments		7 608	
b) decrease, due to:	(275 179)	(122 698)	(121 770)
- coverage of loss from profit distribution	(14 837)	(24 587)	(24 587)
- coverage of loss from reserve capital and other reserve capital	(206 442)	(6 674)	(6 674)
- consolidation adjustments	(43 850)	(90 509)	(90 509)
- other decreases	(10 050)	(928)	
8.6. Uncovered loss from prior years - end of the period	837 269	294 892	288 212
8.7. Retained profit (uncovered loss) from prior years - end of the period	(757 892)	(222 210)	(208 968)
9. Net result	(63 812)	(742 670)	6 917
a) net profit			6 917
b) net loss	(63 812)	(742 670)	
c) write-off from profit			
II. Shareholders' funds - end of the period	3 186 613	3 220 997	3 981 911
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of loss)	3 186 613	3 220 997	3 981 911

EXEMPTION NUMBER: 82 4639

(in '000PLN)

CONSOLIDATED STATEMENT OF CASH FLOWS	H1/2002	H1/2001
A. NET CASH FLOW FROM OPERATIONS - indirect method		
I. Net profit (loss)	(63 812)	6 917
II. Total adjustments	295 926	35 513
1. Minorities profit (loss)	707	(529)
2. Share in (profit) loss of subordinated entities valued by the equity method	(1 484)	(2 197)
3. Depreciation, of which:	254 451	271 759
- write-off of goodwill or negative goodwill of subordinated entities	(486)	12 006
4. (Profit) loss on exchange rate differences	39 034	(63 645)
5. Interest and share in profits (dividends)	67 643	46 636
6. (Profit) loss on investing activities	2 670	27 715
7. Change in provisions	47 961	(2 798)
8. Change in inventories	(81 985)	(118 620)
9. Change in debtors	(15 884)	133 716
10. Change in short term liabilities, excluding loans and credit	(30 774)	(268 684)
11. Change in prepayments and accruals	47 889	58 922
12. Other adjustments	(34 302)	(46 762)
III. Net cash flow from operations (I+/-II)	232 114	42 430
B. Cash flow from investing activities		
I. Inflow	825 370	2 529 184
1. The sale of intangible fixed assets and tangible fixed assets	2 402	5 727
2. The sale of investments in real estate and intangible assets		
3. From financial assets, of which:	822 353	2 522 455
a) in related entities	7 656	15 281
- the sale of financial assets	7 553	14 730
- dividends and share in profit		551
- repayment of long term loans granted		
- interest	3	
- other inflow from financial assets	100	
b) in other entities	814 697	2 507 174
- the sale of financial assets	809 492	2 506 277
- dividends and share in profit		2
- repayment of long term loans granted		
- interest	5 168	883
- other inflow from financial assets	37	12
4. Other investment inflow	615	1 002
II. Outflow	(1 099 665)	(3 247 330)
1. The purchase of intangible fixed assets and tangible fixed assets	(317 098)	(603 826)
2. The purchase of real estate and intangible fixed assets		
3. For financial assets, of which:	(779 177)	(2 558 079)
a) in related entities	(1)	(13 907)
- the purchase of financial assets	(1)	(5 907)
- long term loans granted		
b) in other entities	(779 176)	(2 544 172)
- the purchase of financial assets	(779 176)	(2 503 972)
- long term loans granted		(40 200)
4. Dividends and other share in profit paid to minorities		(520)
5. Other investment outflow	(3 390)	(84 905)
III. Net cash flow from investing activities (I-II)	(274 295)	(718 146)
C. Cash flow from financing activities		
I. Inflow	1 302 312	2 833 401
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital	497	
2. Credit and loans	1 301 815	2 831 584
3. The issuance of debt securities		1 817
4. Other financial inflow		
II. Outflow	(1 162 462)	(2 096 706)
1. The purchase of shares of the Company		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of credit and loans	(1 090 942)	(2 048 669)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements		
8. Interest	(71 489)	(48 037)
9. Other financial outflow	(31)	
III. Net cash flow from financing activities (I-II)	139 850	736 695
D. Total net cash flow(A.III+/-B.III+/-C.III)	97 669	60 979
E. Change in balance sheet total of cash and cash equivalents, of which:	97 669	60 979
- change in cash and cash equivalents due to exchange rate differences	203	99
F. Cash and cash equivalents - beginning of the period	136 583	178 762
G. Cash and cash equivalents - end of the period (F+/-D), of which:	234 252	239 741
- including those having limited rights of disposal	3 664	2 070